

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

April 10, 2008

Mr. William R. Walker
Chief Financial Officer
HI/FN, Inc.
750 University Avenue
Los Gatos, California 95032

      RE: **HI/FN, INC.**
               Form 10-K for the fiscal year ended September 30, 2007
               Filed November 14, 2007
               File No. 0-24765

Dear Mr. Walker:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Angela J. Crane
                    Accounting Branch Chief